UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Hamilton, Bermuda, April 21, 2023 – Reference is made to the announcement made by Seadrill Limited (NYSE & OSE: SDRL) (“Seadrill” or the “Company”) on August 8, 2022, regarding the management incentive plan (the “Plan”) for certain members of the Company’s management and other leading employees, as well as non-employee directors. An award has been made under the Plan to primary insider Todd Strickler (SVP & General Counsel) as further described in the attached form.

This information is subject to disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

Contact Information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Investor Relations

T: +44 (0)7867139312

E: benjamin.wiseman@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deepwater environments.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding future guidance, including total revenue, Adjusted EBITDA, Total Adjusted EBITDA and capital expenditures and long-term maintenance, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this communication. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to successfully complete any acquisitions, divestitures and mergers, our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”), or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflict in Ukraine, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to the merger of the Company (the “Merger”) with Aquadrill LLC (“Aquadrill”), our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, and the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission (“SEC”). Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327).

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Todd Strickler

2	Reason for the notification
a)	Position/status	SVP & General Counsel
b)	Initial notification/Amendment	Initial notification

3	Details of issuer
a)	Name	Seadrill Limited
b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Derivative, Performance Restricted Stock Units linked to the shares of Seadrill Limited (BMG7997W1029)
b)	Nature of the transaction	Granting/acceptance of Performance Restricted Stock Units.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0	7,480
d)	Aggregated information	7,480 Performance Restricted Stock Units for a total of USD 0
e)	Date of the transaction	2023-04-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Todd Strickler

2	Reason for the notification
a)	Position/status	SVP & General Counsel
b)	Initial notification/Amendment	Initial notification

3	Details of issuer
a)	Name	Seadrill Limited
b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (BMG7997W1029)
b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0	3,206
d)	Aggregated information	3,206 Time-vested Restricted Stock Units for a total of USD 0
e)	Date of the transaction	2023-04-21
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 21, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)